ANNOUNCEMENTS

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update — Routine announcements in the period from
2 March 2016 to 1 April 2016

1 April 2016

National Grid plc

Directors’ Interests in National Grid plc Ordinary Shares

National Grid plc has today received confirmation of the following updated interest for Andrew Bonfield:

National Grid Sharesave Scheme

Today Andrew Bonfield exercised a Sharesave option following its five year maturity (1st April 2016), granted to him in December 2010 over 3,421 shares, at an option price of 455.00p.

His total interest remains unchanged.

Contact: Robin Kerner, Assistant Secretary- Share Schemes

(0207 004 3223).

1 April 2016

National Grid plc (National Grid)

Voting Rights and Capital Update

National Grid’s registered capital as at 31 March 2016 consisted of 3,924,038,086 ordinary shares, of which, 179,045,081 were held as treasury shares; leaving a balance of 3,744,993,005 shares with voting rights.

The figure of 3,744,993,005 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA Disclosure and Transparency Rules.

Contact: D Whincup, Assistant Company Secretary, (0207 004 3209).

31 March 2016

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	31 March 2016

Number of ordinary shares purchased:	500,000

Price paid per share (pence):	988.1221

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 179,545,081 of its ordinary shares in treasury and has 3,744,493,005 ordinary shares in issue (excluding treasury shares).

Contact: A Morgan, Assistant Company Secretary, (0207 004 3209).

National Grid plc (“NG”)

Tuesday 8 March 2016

Notification of Directors’ Interests

— —

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through Ogier Corporate Services (UK) Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 34,405 NG ordinary shares, on 7 March, under the scheme was confirmed by the Trustee late yesterday, at a price of 939.385 pence per share, on behalf of some 2,800 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Steven Holliday	16 Ordinary Shares

Andrew Bonfield	16 Ordinary Shares

John Pettigrew	16 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Steven Holliday	2,661,130 Ordinary Shares

Andrew Bonfield	1,173,264 Ordinary Shares

John Pettigrew	639,284 Ordinary Shares

— —
Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223).

BLOCK LISTING SIX MONTHLY RETURN
National Grid plc

Date: 8 March 2016

Name of applicant:		National Grid plc

Name of scheme:		Employee Share Schemes

Period of return:	From:	1 September 2015	To:	29 February 2016

Balance of unallotted securities under scheme(s) from previous return:		1,289,177

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,289,177

Name of contact:	Robin Kerner

Telephone number of contact:	0207 004 3223

3 March 2016

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	3 March 2016

Number of ordinary shares purchased:	500,000

Price paid per share (pence):	942.5851

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 179,065,924 of its ordinary shares in treasury and has 3,744,972,162 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Assistant Company Secretary, (0207 004 3209).

2 March 2016

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	2 March 2016

Number of ordinary shares purchased:	250,000

Price paid per share (pence):	955.5811

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 178,565,924 of its ordinary shares in treasury and has 3,745,472,162 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Assistant Company Secretary, (0207 004 3209).